UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number 001-40772

Cellebrite DI Ltd.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

In connection with inquiries received regarding the dilution figures disclosed in the proxy statement for the 2026 Annual General Meeting of Shareholders of Cellebrite DI Ltd. (the “Company”), the Company wishes to note the following:

As of August 1, 2026, (i) the total number of ordinary shares outstanding was 251,341,060, (ii) the total number of ordinary shares subject to outstanding awards under the Company’s 2021 Share Incentive Plan (the “SIP”) was 12,917,566, (iii) the total number of ordinary shares available for future grant under the SIP was 10,418,086, reflecting regular equity plan activity as well as a reduction of 3,500,000 ordinary shares reserved for future issuance under the SIP as approved by the Board of Directors on July 29, 2026 as part of its ongoing review of the Company’s equity compensation program, and (iv) the total number of ordinary shares available for issuance under the Company's Employee Share Purchase Plan was 2,218,509. Accordingly, the aggregate number of ordinary shares reserved for issuance under the Company’s equity compensation plans was 25,554,161. Based on a fully diluted share count of 276,895,221 ordinary shares as of August 1, 2026, the resulting potential dilution was approximately 9.2%.

The contents of this Report on Form 6-K are incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-260878, 333-278130 and 333-293973) filed with the SEC on November 8, 2021, March 21, 2024 and March 3, 2026, respectively, and Form F-3 (File No. 333-259826) filed with the SEC on September 13, 2022, to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

Date: September 2, 2026	By:	/s/ Holly Windham
Holly Windham
General Counsel

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